As filed with the Securities and Exchange Commission on August 21, 1998 Registration No. _______________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            QUILL INDUSTRIES, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


         Nevada                                                87-0476117
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        2415 Avenue J, Suite 114, Arlington, Texas                   76006
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (817) 649-7722
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
      -------------------                      ------------------------------

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                              (Title of Class)

==============================================================================

                            QUILL INDUSTRIES, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART I                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  6

Item  3.     Description of Property...................................... 10

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 11

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 11

Item  6.     Executive Compensation....................................... 12

Item  7.     Certain Relationships and Related Transactions............... 13

Item  8.     Description of Securities.................................... 14

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 16

Item  2.     Legal Proceedings............................................ 17

Item  3.     Changes in and Disagreements with Accountants................ 17

Item  4.     Recent Sales of Unregistered Securities...................... 17

Item  5.     Indemnification of Directors and Officers.................... 19

PART F/S

             Financial Statements......................................... 20

PART III

Item  1.     Index to Exhibits............................................ 41

             Signatures................................................... 42

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History
-----------------

     Quill Industries, Inc. (the "Company" or "Registrant"), was incorporated on November 16, 1988, in the state of Nevada under the name Starlight Resources, Inc. The Company was formed for the purpose of providing a vehicle which could be used to raise capital and seek business opportunities believed to hold a potential for profit. In connection with its formation, a total of 500,000 shares of its common stock were issued to the founders of the Company. In June 1989, the Company sold shares of its common stock in connection with a public offering pursuant to an effective Offering Statement filed under Regulation A of the Securities Act of 1933, as amended, with the Denver Regional Office of the United States Securities and Exchange Commission (the "Commission").

     In October 1989, the Company acquired all of the outstanding shares of Essential Technologies, Inc., a California corporation ("ETI")in exchange for the issuance of shares of the Company's common stock pursuant to an agreement and plan of reorganization. ETI was located in Huntington Beach, California and was in the business of providing technology based training solutions to government, business, industry, and education. Following the acquisition, the Company changed its name to Essential Technologies, Inc.

     In October 1993, ETI entered into an agreement with ITA Corporation ("ITA") whereby ITA agreed to purchase all of the assets of ETI and to assume certain of the debts of ETI. ETI received shares of ITA preferred stock which were distributed to the Company's shareholders.

     From October 1993 through April 1995, the Company has no operating activities. In January 1995, the Company changed its name to Forbidden City Holdings, Inc.

     In April 1995, the Company determined to undertake business operations in fields relating to manufacturing, food distribution, energy, environment and water purification. In May 1995, the Company changed its name to Life Industries, Inc. In June 1995, through investments in unconsolidated subsidiaries, the Company acquired 18.58 acres of land in Tepic, Mexico, certain water purification resources (consisting of two artesian wells and U.S. Patent No. 5.342,529), and certain technology relating to PCB remediation and asbestos abatement. The Company's interests in these subsidiaries was subsequently disposed and the Company ceased operations until July 1997.

     From May 1995 to July 1997, the Company had no operations until it acquired Quill Industries, Inc, a Texas corporation ("Quill"), which is in the business of breeding, raising and harvesting ostriches. In connection with the acquisition of the Quill, the Company issued 3,500,000 shares of its post-split common stock after implementing a plan of recapitalization that called for a 100-for-1 reverse split of its issued and outstanding shares. In addition, the Company changed its name to Quill Industries, Inc. The acquisition was accounted for as a recapitalization of Quill because the shareholders of Quill controlled the Company after the acquisition.
Therefore, for accounting purposes, Quill has been treated as the acquiring entity.

     On completion of the acquisition of Quill, the Company became focused on the hatching, grow-out and processing ostriches. The primary asset of the Company was the ostrich breeder herd and 38 independent farms that form a network of facilities that housed and cared for the Company's 426 make and 938 female breeders. These breeders produce eggs each season that the Company hatches and grows-out to produce finished ostrich meat and leather products.

     In March 1998, the Company acquired all of the assets of Ostrich Products America ("OPA") for 100,000 shares of the Company's 1998 Series A Convertible Preferred Stock and $500,000 cash, and a promissory note for $250,000, payable within 30 days of the date of acquisition. The acquisition provided the Company with both real and personal property in Ector County, Texas, including an operational USDA approved slaughter facility specifically designed to process ostrich. See ITEM 3. DESCRIPTION OF PROPERTY.

     In May 1998, the Company acquired from Stariad Investments Limited, a Cyprus corporation, additional real and personal property in Ector County, Texas, known as the "Yellow Rose Ranch" which included several buildings, water wells, equipment and other fixtures appurtenant to the property, in exchange for a non-interest bearing $1,000,000 promissory note (the "Note"). The Note is subject to the following further terms and material provisions:

     (a) A payment of $500,000 on or before the first anniversary date (the "First Payment"), unless the holder gives the Company written notice of the holder's intent to convert the First Payment to 200,000 shares of the Company's common stock, $0.001 par value (the "Common Stock");

     (b) A payment of $250,000 on or before the second anniversary date (the "Second Payment"), unless the holder gives the Company written notice of the holder's intent to convert the Second Payment to 100,000 shares of the Company's Common Stock; and

     (c) A payment of $250,000 on or before the third anniversary date (the "Third Payment"), unless the holder gives the Company written notice of the holder's intent to convert the Third Payment to 100,000 shares of the Company's Common Stock.

     Subject to, and in compliance with, the provisions contained in the Note, the holder of the Note is entitled, at the holder's option, within 15 days prior to the First, Second or Third Payment Date of the Note to convert the Note or any portion of the face amount then due, into fully paid and nonassessable Common Stock at a conversion price of $2.50 per share. See ITEM
3. DESCRIPTION OF PROPERTY.

The Company's Products
----------------------

     The Company is in the agricultural business of hatching and raising ostrich and processing ostrich into finished meat and leather products for sale to wholesale and retail markets. The Company currently markets finished ostrich meat products under the brand name "Ostrich Products America". The Company slaughters and packs premium ostrich muscle cuts and fibremix molded products, as well as sausage and jerky products for retail markets. The Company packs the finished meat products at its 6,000 square foot packing facility outside Odessa, Texas. All ostrich product is inspected by a USDA meat inspector, packaged, and labeled at the Company's slaughter and packing facility. All ostrich hides are prepared by the Company for sale in the leather hide market.

Customers
---------

     During the six month period ended June 30, 1998, the Company's largest customer has been Blackwing Ostrich Meats, Inc., Antioch, Illinois, which accounted for 47% of the Company's total sales during that period. No other customer or distributor accounted for more than 20% of the Company's sales during the period. The Company had not sold any of its leather products as of June 30, 1998. During the year ended December 31, 1997, no customer exceeded 20% of the Company's sales.

Competition
-----------

     Ostrich meat is considered an "exotic" meat and must compete directly with all segments of the food service and retail food industry. Competition among the food service and retail food industry is very aggressive and there are thousands of companies of varying sizes and financial capabilities. Many of these companies have established product lines and channels of distribution for their products that give them a more competitive position within the industry than that of the Company.

Government Regulation
---------------------

     The Company sells its finished meat products to wholesale distributors and retail outlets and all meat products are subject to federal United States Department of Agriculture ("USDA") inspection. When the Company sells its finished meat products to certain other countries in the Pacific Rim or European community, the Company's products must undergo additional inspections that may be required by the various jurisdictions. The Company's meat processing plant has been approved in those jurisdictions where it currently ships product and has proper evidence of those approvals on location.

Employees
---------

     The Company currently employs 18 persons (one executive, a controller, an administrative assistant, a ranch associate director, a ranch manager, a hatch manager, a meat salesman, a plant foreman, and 10 full-time laborers).

Facilities
----------

     The Company currently leases a 2,366 square foot office facility at 2415 Avenue J, Suite 114, Arlington Texas. The terms of the lease are triple net with rent at $11.38 per square foot or $26,904 per year. The lease expires at the end of June, 1999. See DESCRIPTION OF PROPERTY.

Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------

     This report may contain "forward-looking" statements. The Company is including this cautionary statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Year 2000 Disclosure
--------------------

     The Company is working to resolve the potential impact of the year 2000 on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures. The Company utilizes a number of computer programs across its entire operation. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner.

Item 2. Management's Discussion and Analysis or Plan of Operation

Plan of Operation
-----------------

     In July 1997, the Company completed a recapitalization and reorganization in which it acquired Quill Industries, Inc, a Texas corporation ("Quill"), which is in the business of breeding, raising and harvesting ostriches. In connection with the acquisition of Quill, the Company issued 3,500,000 shares of its post-split common stock after implementing a plan of recapitalization that called for a 1-for-100 reverse split of its issued and outstanding shares. Immediately prior to the Agreement and Plan of Reorganization, the Company had 469,174 shares of common stock issued and outstanding.

     The acquisition was accounted for as a recapitalization of Quill because the shareholders of Quill controlled the Company after the acquisition. Therefore, Quill is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of Quill in the exchange. On September 9, 1997, the shareholders of the Company authorized a reverse stock split of 1-for-100. All references to shares of common stock have been retroactively restated. The Company is the acquiring entity for legal purposes and Quill is the surviving entity for accounting purposes.

     On completion of the recapitalization, the Company became focused on the hatching, grow-out and processing of ostriches. The primary asset of the Company was the ostrich breeder herd and 38 independent farms that form a network of facilities that housed and cared for the Company's 426 male and 938 female breeders. These breeders produce eggs each season that the Company hatches and grows-out to produce finished ostrich meat and leather products.

     In March 1998, the Company acquired all of the assets of Ostrich Products America ("OPA") for 100,000 shares of the Company's 1998 Series A Convertible Preferred Stock and $500,000 cash, and a promissory note for $250,000, payable within 30 days of the date of acquisition. The acquisition provided the

Company with both real and personal property in Ector County, Texas, including an operational USDA approved slaughter facility specifically designed to process ostrich. See ITEM 3. DESCRIPTION OF PROPERTY.

     In May 1998, the Company acquired from Stariad Investments Limited, a Cyprus corporation, additional real and personal property in Ector County, Texas, known as the "Yellow Rose Ranch" which included several buildings, water wells, equipment and other fixtures appurtenant to the property, in exchange for a non-interest bearing $1,000,000 convertible promissory note (the "Note"). The Note is payable over a period of three (3) years or convertible into 400,000 shares of the Company's common stock. The Note will be discounted at the Company's incremental borrowing rate for accounting purposes. See ITEM 1. DESCRIPTION OF BUSINESS.

     The Company currently markets finished ostrich meat products under the brand name "Ostrich Products America". The Company slaughters and packs premium ostrich muscle cuts and fibremix molded products, as well as sausage and jerky products for retail markets. The Company packs the finished meat products at its 6,000 square foot packing facility outside Odessa, Texas. All ostrich product is inspected by a USDA meat inspector, packaged, and labeled at the Company's slaughter and packing facility. All ostrich hides are prepared by the Company for sale into the leather hide market.

     During the six month period ended June 30, 1998, the Company's largest customer has been Blackwing Ostrich Meats, Inc., Antioch, Illinois, which accounted for 47% of the Company's total sales during that period. No other customer or distributor accounted for more than 20% of the Company's sales during the period. The Company had not sold any of its leather products as of June 30, 1998. During the year ended December 31, 1997, no customer exceeded 20% of the Company's sales.

     Ostrich meat is considered an "exotic" meat and must compete directly with all segments of the food service and retail food industry. Competition among the food service and retail food industry is very competitive and there are thousands of companies of varying sizes and financial capabilities. Many of these companies have established product lines and channels of distribution for their products that give them a more competitive position within the industry than that of the Company.

     The Company sells its finished meat products to wholesale distributors and retail outlets and all meat products are subject to federal United States Department of Agriculture ("USDA") inspection. When the Company sells its finished meat products to certain other countries in the Pacific Rim or European community, the Company's products must undergo additional inspections that may be required by the various jurisdictions. The Company's meat processing plant has been approved in those jurisdictions where it currently ships product and has proper evidence of those approvals on location.

     The Company believes that the proprietary techniques and recipes used in the manufacture of its products, and the reputation the Company has developed for producing consistently high-quality products will allow it to be competitive in this industry. The Company intends to expand its current ostrich products lines and seek markets for its leather products in the next twelve months.

Liquidity and Capital Resources
-------------------------------

     At June 30, 1998, the Company had total current assets of $120,827 and total current liabilities of $287,954, resulting in a working capital deficit of $167, 127. While the Company has been in the development stage, the Company has had an operating loss since inception of $2,616,879, has limited working capital and limited internal financial resources. In addition, the report of the Company's independent auditor at December 31, 1997, contained a going concern modification expressing substantial doubt as to the ability of the Company to continue as a going concern.

     In March 1998, with the acquisition of OPA the Company acquired both real and personal property, including an operational USDA approved slaughter facility specifically designed to process ostrich. Further, in May 1998, the Company acquired additional real and personal property known as the "Yellow Rose Ranch" which included several buildings, water wells, equipment and other fixtures appurtenant to the property. All of the capital acquisitions have placed the Company in the position to begin receiving income from the sale of its ostrich products. The Company is currently operating at a loss of approximately $55,000 per month and expects operating expenses to continue at such rate until such time as the Company begins to receive substantial revenues from the sale of its products.

     The Company has entered into agreements with various ranchers in various parts of the United States to raise and breed ostriches. Under certain of these agreements the Company must pay to the ranchers a feed allowance equal to $250 per breeder bird each year for up to four years not to exceed in any one year, 25% of the participation fee paid by the rancher at the time the agreement was signed. This feed allowance is to be paid annually and may be offset by any earned egg commissions paid to the rancher for fertile eggs produced and provided to the Company. The unpaid feed allowance has been accrued in the accompanying financial statements and totaled $169,700 at December 31, 1997.

     The Company has entered into other agreements with individuals or entities designated as Ranching Associates. These agreements provide for the Company to provide to the Ranching Associate a stock of ostriches that, once grown, will breed and provide eggs that the Ranch Associate can sell back to, or receive a commission, when the eggs are fertile and provided to the Company. The Ranch Associate may also have the opportunity to sell the ostriches once raised to maturity, for slaughter and share in the proceeds of the meat, hide and other revenue generated from the sale of the ostrich. At the time the agreements were signed, the Ranch Associate paid to the Company a participation fee, the amount of which is determined principally by the number of ostriches the Company commits to provide to the Ranch Associate. The participation fee is earned back by the Ranch Associate through the egg commissions and share of the proceeds from the sale of mature ostriches and other forms of payment the Ranch Associate may receive from the Company, including the feed allowance. The Company also provides various assistance and services to the Ranch Associates over the term of the agreements which has been determined to be 10 years. As of December 31, 1997, the Company had not made significant payments to the Ranch Associates. Accordingly, the Company has reflected the participation fees which the Ranch Associates have paid (for which the Ranch Associates have not yet received payment or credits) as deferred income in the accompanying financial statements. These amounts totaled $1,854,164 and $1,322,764 at June 30, 1998 and December 31, 1997,
respectively. The Company will recognize the deferred income as revenue after it fulfills all of its obligations under its agreements with the Ranch Associates.

     The Company has been operating at a loss since inception and there is no assurance that the Company will be able to obtain adequate additional equity or debt financing to fund its operations. If the Company is unable to obtain additional debt or equity financing from outside sources, it may be necessary to seek additional financing or capital contributions from existing shareholders. The Company has, from time to time, received loans from a principal shareholder, however the Company does not have a formal commitment from the shareholder to continue to make loans to the Company and there is no assurance that the shareholder will continue to make loans to the Company.

     Because of the Company's limited financial resources, the Company does not anticipate expending any substantial sums outside the scope of the Company's regular operating expenses during the balance of the fiscal year. However, as financial resources are available to justify such additional expenditures, the Company may elect to further expand the Company's ostrich breeding program and product production facilities.

Results of Operations
---------------------

     Revenues from product sales for the six months ending June 30, 1998 increased significantly to $56,334 from $7,778 for the same period in 1997. However, large increases in operating expenses, especially general and administrative expenses, from $370,545 for the six months ending June 30, 1997 to $550,621 for the same period in 1998, more than offset the increased sales.

     Most of the operating expenses increase was due to the Company's acquisitions of the OPA and Yellow Rose Ranch facilities and operations in March and May 1998, described more fully above. The Company expects to hold operating expenses at approximately the current level and hopes to continue to rapidly increase product sales.

     Because of the Company's recent acquisition of the OPA and Yellow Rose properties and assets, a detailed comparison of the Company's operations for the six-month period ended June 30, 1998, with the six-month period ended June 30, 1997, would not be conducive to the reader's understanding of the Company's operating history.

Item 3.  Description of Property

     The Company operates its ostrich operations at a facility known as the Yellow Rose Ranch, located approximately 15 miles south of Odessa, Ector County, Texas. The Yellow Rose Ranch consists of the following:


Type         Purpose      Description                                      Services
-----------  -----------  -----------------------------------------------  -------------------
Land         Improved     25.0 (estimated)                                 N/A

Land         Grazing      194.5 acres                                      water

Land         Grazing      35.345 acres                                     water

Building     Barn         40' x 70', 2,800 sq. ft., steel                  water, electricity

Building     Barn         40' x 40', 1,600 sq. ft., steel                  heat, water, A/C
                                                                           electricity

Building     Barn         40' x 40', 1,600 sq. ft., steel                  water, electricity

Building     Barn         60' x 40', 2,400 sq. ft., steel                  heat, water, A/C,
                          lab and office area                              electricity

Building     Barn         60' x 270' 16,200 sq. ft., steel                 water, electricity

Building     Barn         50' x 75', 3,750 sq. ft., steel frame with       water, electricity,
                          galvanized tin siding                            propane heaters

Building     Barn         80' x 75', 6,000 sq. ft., wooden frame           water and electricity

Building     Tool Shed    12' x 30', 360 sq. ft., galvanized tin           electricity

Building     Machine Shed 80' x 30', 2,400 sq. ft., steel frame with       electricity
                          galvanized tin siding

Building     Lean-to (32) 20' x 8', 160 sq. ft., steel frame with          water
                          galvanized tin siding (3 sides)

Building     Lean-to (2)  16' x 25', 400 sq. ft., steel frame with         none
                          galvanized tin siding (3 sides)

Building     House,       3,000 sq. ft., 4 bedroom, 3 bath                 heat, water, A/C
             Manager      kitchen, fireplace, covered patio                electricity

Trailer      Single       50', 2 bedroom, one bath                         heat, water, A/C
                                                                           electricity, propane

Trailer      Single       50', 2 bedroom, one bath                         heat, water, A/C
                                                                           electricity, propane

Building     Cottage      20' x 60', 1,200 sq. ft., single bedroom         heat, water, A/C
                          one bath, kitchen                                electricity

Building     House, Main  10,000 sq. ft., 4 bedroom, 5 baths, kitchen,     heat, water, A/C
                          dining room, living room, 2 dens, 3 fireplaces,  electricity jacuzzi, screened porch, enclosed barbecue area,
                          tennis court, swimming pool, sprinkler system

Building     Slaughter/   40' x 150', 6,000 sq. ft., cinderblock, office,  heat, water, A/C
             Packing      inspector office, dressing rooms, processing,    electricity
                          freezer, cold storage, bathrooms

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables sets forth the number of shares of the Registrant's Common Stock, par value $0.001, held by each person who is believed to be the beneficial owner of 5% or more of the 6,420,390 shares of the Registrant's common stock outstanding at June 30, 1998, based on the Registrant's transfer agent's list, and the names and number of shares held by each of the Registrant's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of            Percent
Class      Of Beneficial Owner       Beneficial Ownership (1)        of Class
--------   -------------------      -------------------------        --------
Common     Philip R. Lacerte         1,500,000          D             23.36
           13155 Noel Road, #2200
           Dallas, TX  75240

Common     Perkins International     1,000,000          D             15.57
           P.O. Box 150
           Provenciales, Turks &
           Caicos, B.W.I.              546,000          D              8.50

Officers, Directors and Nominees

Common     Robert L. Matzig, President    -0-           -               -
           and C.E.O., Director

Common     Roman Isip, Secretary          -0-           -               -

All Officers, Directors, and
 Nominees as a Group (2 Persons)          -0-           -               -
                                    ----------                        -----
                                          -0-                           -
                                    ==========                        =====
--------------------------------
(1) All shares are owned directly (D) or indirectly (I), beneficially and of record and the shareholder has sole voting, investment and dispositive power.


Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                                       Position
----                                       --------

Robert L. Matzig                           President, C.E.O. and Director
Roman Isip                                 Secretary and Principal Accounting
                                           Officer

      The term of office of each director is two years and until his successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information

     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

     Robert L. Matzig, age 41, joined the Company in September 1997 as its President and C.E.O. Mr. Matzig began is professional career with Lacerte Software Corporation, Dallas, Texas, in direct sales of software products. He worked for three years with Arthur Andersen & Co., managing a direct sales force selling software products to nationwide tax professionals. He held similar positions with Accountants Micro Systems, Inc. and SCS/Compute before joining Rosenthal Collins Group in 1993 to work with client development and marketing programs for commodity traders and managed accounts. Mr. Matzig graduated from Texas Christian University, Fort Worth, Texas in 1979.

     Roman Isip, age 58, joined the Company in May 1997 as its Secretary and principal accounting officer. From January 1992 to January 1997, Mr. Isip was self employed as a medical personnel recruiter for Medical Personnel Systems, Dallas, Texas, a recruiter of medical professionals for the health industry. Mr. Isip received a B.S./B.A. in Accounting in 1963 from the University of the East, in Manilla, Philippines.


ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1997, the end of the Registrant's last completed fiscal year):


                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Robert L. Matzig    1997  $ -0-     -0-       -0-       50,000     -0-      -0-       -0-
President and CEO   1996  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
                    1995  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-

Executive Compensation

     Robert L. Matzig, the Company's President and C.E.O., has a 12-month employment agreement with the Company, beginning January 1, 1998, renewable annually by the Company's board of directors, wherein his initial salary is $48,000 and the grant of 50,000 shares of restricted common stock per year. Mr. Matzig's employment compensation would continue for a period of three months if he is terminated by the Company without cause.

     The Company has no other employment agreements with members of management and each are treated as an employee-at-will. The Company may provides group health and medical insurance for its officers and/or full time employees, and reimburses each officer for expenses incurred in connection with the Company's business.

Board Compensation

     The Company's directors receive no compensation for attendance at board meetings.

Options/SAR Grants in Last Fiscal Year

     None.

Bonuses and Deferred Compensation

     There are no compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities.

Compensation Pursuant to Plans

     None.

Pension Table

     Not Applicable.

Other Compensation

     None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others
---------------------------------------

     In September 1997, the Company borrowed $100,000 from a principal shareholder of the Company, Mr. Philip R. Lacerte of Dallas, Texas. The loan was repaid in full in December 1997.

     In May, 1998, the Company borrowed $250,000 from Mr. Lacerte, pursuant to a promissory note bearing interest at 6% per annum and payable in 90 days.
The loan was secured by the Company's assets in Odessa, Texas.

     Other than the transactions described above for the periods indicated, there were no material transactions or series of similar transactions since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director, executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.


ITEM 8. DESCRIPTION OF SECURITIES

General
-------

     The Registrant is authorized to issue one hundred million shares of common stock, par value $0.001 per share (the "Common Stock")and five million shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). The Company has 6,420,390 shares of Common Stock and 100,000 shares of Preferred Stock issued and outstanding as of June 30, 1998.

Common Stock
------------

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Registrant have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future

Preferred Stock
---------------

    The authority to issue the Preferred Stock is vested in the board of directors of the Company, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which the Company is authorized to issue.

     In March 1998, the Company established a series of Convertible Preferred stock designated as the "1998 Series A Convertible Preferred Stock" consisting of 100,000 shares, $0.001 par value. The 1998 Series A Convertible Preferred Stock" consisting of 100,000 shares, $0.001 par value, with the following powers, preferences, rights, qualifications, limitations, and restrictions:

     Liquidation. In the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or winding up of the Company, the holders of the 1998 Series A Convertible Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus, or earnings, an amount in cash equal to $2.50 per share plus all unpaid dividends, whether or not previously declared, accrued thereon to the date of final distribution.

     Voting Rights. The 1998 Series A Convertible Preferred Stock shall be voted with the Common Stock of the Corporation as a single class and each share of the 1998 Series A Convertible Preferred Stock shall have a vote equal to the same number of shares of Common Stock to which the 1998 Series A Convertible Preferred Stock is convertible.

     Subordination. Any payment of any dividends or any redemption hereunder shall be subordinated to payment in full of all Senior Debt.

     Dividends. The Company shall pay to the holders of the 1998 Series A Convertible Preferred Stock out of the assets of the Company at any time available for the payment of dividends, out of funds legally available therefor, a non-cumulative cash dividends at the rate of $0.20 per share per annum, when and if declared by the Company's board of directors.

     Conversion. Each share of the 1998 Series A Convertible Preferred Stock is convertible into Common Stock of the Company at the times, at the rate of one (1) share of Common Stock for each shares of 1998 Series A Convertible Preferred Stock, subject to adjustment in certain cases.

      Redemption. Subject to the requirements and limitations of the corporation laws of the state of Nevada, the Company shall have the right to redeem shares of the 1998 Series A Convertible Preferred Stock at any time after March 25, 1999, pursuant to written notice of redemption given to the holders thereof on not less than 30 days, specifying the date on which the 1998 Series A Convertible Preferred Stock shall be redeemed (the "Redemption Date"). Subsequent to notice of redemption and prior to the Redemption Date, shares of 1998 Series A Convertible Preferred Stock may still be converted to Common Stock. The Company may redeem a portion or all of the issued and outstanding shares of 1998 Series A Convertible Preferred Stock; provided, that in the event that less than all of the outstanding shares of 1998 Series A Convertible Preferred Stock are redeemed, such redemption shall be pro rata determined on the basis of the number of shares of 1998 Series A Convertible Preferred Stock held by each holder reflected on the stock records of the Company and the total number of shares of 1998 Series A Convertible Preferred Stock outstanding. The redemption price for each share of 1998 Series A convertible Preferred Stock shall be $2.50 per share plus any unpaid dividends, if applicable, on such share as of the Redemption Date (the "Redemption Price"). The Redemption Price shall be paid in cash.

      The foregoing is a summary of the rights, preferences and privileges of the 1998 Series A Convertible Preferred Stock, which summary does not purport to be complete. For all the rights, preferences and privileges, reference is made to a copy of the 1998 Series A Preferred Stock Designation, a copy thereof is on file as an exhibit to this Registration Statement on Form 10-SB.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Until September 1997, to the best of the Company's knowledge, there was no "established trading market" for the Company's common stock. At June 30, 1998, the Company's common stock was quoted on the NASD's OTC Bulletin Board under the symbol "QUIL". The table below sets forth, for the respective periods indicated, the prices of the Company's common stock in the over-the-counter market as reported by the NASD's OTC Bulletin Board. The bid prices represent inter-dealer quotations, without adjustments for retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Fiscal Year Ended December 31, 1997      High Bid         Low Bid
-----------------------------------      --------         --------

First and Second Quarter                 $  N/A           $  N/A
Third Quarter                            $ 1.00           $ 0.50
Fourth Quarter                           $ 4.90           $ 0.50

Fiscal Year Ended December 31, 1998      High Bid         Low Bid
-----------------------------------      --------         --------

First Quarter                            $ 3.10           $ 2.50
Second Quarter                           $ 2.25           $ 0.91

     As of July 25, 1998 there were 135 shareholders of record of the Company's common stock and the reported bid or asked prices for the Company's common stock was $0.6875 and $0.875, respectively.

     As of July 25, 1998, the Company has issued and outstanding 6,420,390 of common stock. Of this total.

Dividend Policy
---------------

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Transfer Agent
--------------

     The transfer agent for the Company's common stock is Florida Atlantic Stock Transfer, Inc., 5701 North Pine Island Road, Suite 310-B, Tamarac, Florida 33321.

ITEM 2.  LEGAL PROCEEDINGS

     None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Registrant has not changed nor had any disagreements with its independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In July 1997, the Company acquired Quill Industries, Inc, a Texas corporation ("Quill"), which is in the business of breeding, raising and harvesting ostriches. In connection with the acquisition of the Quill, the Company issued 3,500,000 shares of its post-split common stock after implementing a plan of recapitalization that called for a 1-for-100 reverse split of its issued and outstanding shares. The acquisition was accounted for as a recapitalization of Quill because the shareholders of Quill controlled the Company after the acquisition. Therefore, for accounting purposes, Quill has been treated as the surviving entity. The securities issued in the foregoing transactions were issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), set forth in section 3(b) and/or section 4(2) of the Securities Act and the regulations promulgated thereunder. The individuals receiving the shares were principal shareholders of Quill and are deemed to be an "accredited investor" as that term is defined under Rule 501 of the Regulation D of the Securities Act.

     From July 1997 and August 1997, the Company issued approximately 523,205 shares its restricted Common Stock (after taking into account the 1-for-100 reverse split)for at approximately $0.11 per share, for a total value of approximate $57,585 to a limited number of persons for in exchange for the cash ($51,000)and the cancellation of debt ($6,585)owed by the Company for services it had received.

     In August 1997, the Company sold 6,000 shares of the Registrant's Common Stock (after giving effect to the 1-for-100 reverse split) at a purchase price of approximately $0.45 per share and issued 600,000 shares for services valued at $600,000.

     The Common Stock in the foregoing transactions was issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof and applicable exemptions thereunder. The individuals receiving the shares represented that they are "accredited investors" as that term is defined under Rule 501 of the Regulation D of the Securities Act. In addition, all persons received material information concerning the Company's proposed business and financial affairs at the time of the transactions and were in a position to obtain information necessary to verify the information disclosed by the Registrant. All such person acknowledged that they were obtaining "restricted securities" as defined under Rule 144 under the Securities Act; that such shares cannot be transferred without appropriate registration or an exemption therefrom; that they must bear the economic risk of the investment for an indefinite period; and that the Company would restrict the transfer of the securities in accordance with such representations. No general advertising or solicitation was used nor were any commissions paid in connection therewith.

     In November 1997, the Company sold 1,275,000 shares of its Common Stock at a purchase price of $0.50 per share, for proceeds of approximately $637,500, less stock offering costs of approximately $29,000. All such sales where made to residents of the states of New York and Florida pursuant to an exemption from registration under the federal securities laws pursuant to
Section 3(b) and Regulation D, Rule 504, promulgated under the Securities Act. None of the purchasers were affiliated with the Company and no underwriter participated in the offering.

     Regulation D was adopted by the Commission effective as of April 15, 1982. It relates to both Section 3(b) and Section 4(2) of the Securities Act. Regulation D, for purposes of federal law, sets forth rules under which an issuer may claim exemption from the registration requirements of Section 5 of the Securities Act. Such regulation does not exempt the issuer from the antifraud, civil liability, or other provisions of the Securities Act.

     The exemption under Rule 504, is available to any issuer who is not a reporting company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Rule 504, allows companies to sell up to $1,000,000 of its securities within a 12-month period in an exempt transaction to an unlimited number of investors without regard to the investment sophistication of the investor. In the registration provisions which require the delivery of a Prospectus before sale, there is no restriction on resale of the securities by investors. Thus, the Common Stock purchased in this offering are be "free-trading" and are not restricted securities under federal law.

     In September 1997, the Company issued approximately 47,011 shares of its restricted common stock (after taking into account the 1-for-100 reverse split)for at approximately $0.50 per share, for a total value of approximate $23,500 to a limited number of persons for in exchange for the cancellation of debt owed by the Company. The Common Stock was issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof and applicable exemptions thereunder. The individuals receiving the shares represented to the Registrant that they were "accredited investors" as that term is defined under Rule 501 of the Regulation D of the Securities Act. In addition, all persons received material information concerning the Company's proposed business and financial affairs at the time of the transactions and were in a position to obtain information necessary to verify the information disclosed by the Registrant. All such person acknowledged that they were obtaining "restricted securities" as defined under Rule 144 under the Securities Act; that such shares cannot be transferred without appropriate registration or an exemption therefrom; that they must bear the economic risk of the investment for an indefinite period; and that the Company would restrict the transfer of the securities in accordance with such representations. No general advertising or solicitation was used nor were any commissions paid in connection therewith.

     In March 1998, the Company acquired all of the assets of Ostrich Products America ("OPA") for 100,000 shares of the Company's 1998 Series A Convertible Preferred Stock and $500,000 cash, and a promissory note for $250,000, payable within 30 days of the date of acquisition. The acquisition provided the Company with both real and personal property in Ector County, Texas, including an operational USDA approved slaughter facility specifically designed to process ostrich.

     The purchase was an arms-length transaction negotiated between the Company and the seller. The Common Stock was issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof and applicable exemptions thereunder. The seller was not affiliated with the Company and received material information concerning the Company's proposed business and financial affairs at the time of the transactions and were in a position to obtain information necessary to verify the information disclosed by the Registrant. The seller acknowledged that it was receiving "restricted securities" as defined under Rule 144 under the Securities Act; that such shares cannot be transferred without appropriate registration or an exemption therefrom; that it must bear the economic risk of the investment for an indefinite period; and that the Company would restrict the transfer of the securities in accordance with such representations. No general advertising or solicitation was used nor were any commissions paid in connection therewith.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied. The Nevada statute expressly makes indemnification contingent upon a determination that indemnification is proper in the circumstances.

     Such determination must be made by the board of directors, the shareholders, or independent legal counsel. Nevada law also permits a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification. The Nevada statute also provides that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section
78.751 of the Nevada Revised Statues.

     The Company's articles of incorporation and bylaws do not contain specific provisions relating to indemnification of directors, officers, employees, and/or agents of the Company. However, it is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 PART F/S
               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's consolidated balance sheets as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the three years ended December 31, 1997, 1996, and 1995, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

                      QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                     ASSETS
                                  ------------
                                            June 30,         December 31,
                                             1998                1997
                                      ------------------   ------------------
CURRENT ASSETS

  Cash                                $           75,105   $           10,298
  Accounts receivable                              2,500                 -
  Inventory                                       43,222                 -
                                      ------------------   ------------------
     Total Current Assets                        120,827               10,298
                                      ------------------   ------------------
FIXED ASSETS, net                              3,290,634            1,149,438
                                      ------------------   ------------------
OTHER ASSETS

   Organization costs, net                           250                  350
                                      ------------------   ------------------
      Total Other Assets                             250                  350
                                      ------------------   ------------------

       TOTAL ASSETS                   $        3,411,711   $        1,160,086
                                      ==================   ==================






The accompanying notes are an integral part of these consolidated financial statements.

                     QUILL INDUSTRIES, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                    Consolidated Balance Sheets (Continued)

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
               ----------------------------------------------
                                           June 30,         December 31,
                                            1998                1997
                                      ------------------   ------------------
CURRENT LIABILITIES

 Accounts payable                     $          100,245   $           37,917
 Accrued expenses                                187,709              187,485
                                      ------------------   ------------------
        Total Current Liabilities                287,954              225,402
                                      ------------------   ------------------
LONG-TERM DEBT - RELATED PARTY                 1,259,000                 -
                                      ------------------   ------------------
DEFERRED INCOME                                1,854,164            1,322,764
                                      ------------------   ------------------
          TOTAL LIABILITIES                    3,401,118            1,548,166
                                      ------------------   ------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock, par value $0.001;
  100,000 shares authorized;
  100,000 issued and outstanding                     100                 -
 Common stock, par value $0.001;
  200,000,000 shares authorized;
  6,420,390 shares issued
  and outstanding, respectively                    6,420                6,420
 Additional paid-in capital                    2,632,333            2,243,473
 Stock subscription receivable                      -                (504,000)
 Treasury stock                                  (11,381)             (11,381)
 Accumulated deficit                          (2,616,879)          (2,122,592)
                                      ------------------   ------------------

  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)            10,593             (388,080)
                                      ------------------   ------------------
  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY (DEFICIT)                   $        3,411,711   $        1,160,086
                                      ==================   ==================






The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                           (A Development Stage Company)
                       Consolidated Statements of Operations
[CAPTION]

                      STATEMENTS OF OPERATIONS
                             (Unaudited)

                                                                                             From
                                   For the Three                 For the Six             Inception on
                                   Months Ended                  Months Ended               June 1,
                                     June 30,                      June 30,              1994 through
                                 ------------------            -------------------         June 30,
                                 1998          1997            1998           1997           1998
                              ----------    ----------      ----------     ----------    ------------
REVENUE:
 Bird Sales................... $  56,334     $   7,778       $  34,765      $   3,685     $  64,112
                               ---------     ---------       ---------      ---------     ---------
     Total Revenues               56,334         7,778          34,765          3,685        64,112
                               ---------     ---------       ---------      ---------     ---------
OPERATING EXPENSES
 Depreciation and amortization    89,583        31,524          44,792         15,762       220,546
 General and administrative...   461,038       339,021         264,351        108,350     2,336,676
                               ---------     ---------       ---------      ---------     ---------
     Total Operating Expenses.   550,621       370,545         309,143        124,112     2,557,222
                               ---------     ---------       ---------      ---------     ---------
Loss From Operations..........  (404,287)     (362,767)       (274,378)      (120,427)   (2,493,110)

OTHER (EXPENSE)

  Interest expense                  -          (32,940)           -           (16,470)      (65,880)
  Loss on fixed assets              -             -               -              -          (57,889)
                               ---------     ---------       ---------      ---------     ---------
     Total Other (Expense)          -          (32,940)           -           (16,470)     (123,769)
                               ---------     ---------       ---------      ---------     ---------
NET LOSS BEFORE INCOME TAXES..      -             -               -              -       (2,616,879)

INCOME TAXES..................      -             -               -              -             -
                               ---------     ---------       ---------      ---------     ---------
NET LOSS                       $(491,287)    $(395,707)      $(274,378)     $(136,897)  $(2,616,879)
                               =========     =========       =========      =========     =========

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING..........  6,470,390     4,960,195       5,673,972      4,650,674
                               =========     =========       =========      =========

NET LOSS PER SHARE............ $   (0.07)    $   (0.08)      $   (0.05)     $   (0.03)
                               =========     =========       =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                      QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
              Consolidated Statements of Stockholders' Equity (Deficit)
[CAPTION]

                         Common Stock   Preferred Stock     Additional     Stock
                       ------------------- ---------------   Paid-in    Subscription Treasury   Accumulated
                          Number    Amount Number   Amount     Capital    Receivable    Stock       Deficit
                       ----------- ------- ------- ------- -----------  ----------  ----------  -----------
Inception on June 1,
 1994     -                    -   $  -       -    $  -    $     -     $      -    $      -     $      -

Contribution of capital
by shareholders          3,500,000   3,500    -       -      299,877          -           -            -

Net loss for the year
ended December 31, 1994       -       -       -       -         -             -           -         (58,945)
                       ----------- ------- ------- ------- ---------   ----------- -----------  -----------
Balance, December 31,
  1994                   3,500,000   3,500    -       -      299,877          -           -         (58,945)

Contribution of capital
by shareholders               -       -       -       -       60,000          -           -            -

Net loss for the year
ended December 31, 1995       -       -       -       -         -             -           -        (663,192)
                       ----------- ------- ------- ------- ---------   ----------- -----------  -----------
Balance, December 31,
 1995                    3,500,000   3,500    -       -      359,877          -           -        (722,173)

Contribution of capital
by shareholders               -       -       -       -       71,381          -           -            -

Net loss for the year
ended December 31, 1996       -       -       -       -         -             -           -        (216,497)
                       ----------- ------- ------- ------- ---------   ----------- -----------  -----------
Balance, December 31,
 1996                    3,500,000   3,500    -       -      431,258          -           -        (938,634)

Common stock issued for
the acquisition of
Quill Industries, Inc.     469,174     469    -       -      522,581          -        (11,381)        -

Common stock issued for
cash at approximately
$0.37 per share          1,791,000   1,791    -       -      660,209      (504,000)       -            -

Common stock issued for
services at approximately
$0.95 per share            660,216     660    -       -      629,425          -           -            -

Net loss for the year
ended December 31, 1997       -       -       -       -         -             -           -      (1,183,958)
                       ----------- ------- ------- ------- ---------   ----------- -----------  -----------

Balance, December 31,
  1997                   6,420,390 $ 6,420    -       -    $2,243,473  $  (504,000) $  (11,381) $(2,122,592)
                       =========== ======= ======= ======= ==========  ===========  ==========  ===========




The accompanying notes are an integral part of these consolidated financial statements.

                      QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
       Consolidated Statements of Stockholders' Equity (Deficit)(Continued)
[CAPTION]


                         Common Stock   Preferred Stock     Additional     Stock
                       ------------------- ---------------   Paid-in    Subscription Treasury   Accumulated
                          Number    Amount Number   Amount     Capital    Receivable    Stock       Deficit
                       ----------- ------- ------- ------- -----------  ----------  ----------  -----------
Balance, December 31,
  1997                   6,420,390 $ 6,420    -       -    $2,243,473  $  (504,000) $  (11,381) $(2,122,592)
                       ----------- ------- ------- ------- ----------  -----------  ----------  -----------
Preferred stock issued
 for assets at $2.50
 per share (unaudited)        -       -    100,000 $   100    249,900         -           -            -

Receipt of subscription
 receivable (unaudited)       -       -       -       -       138,960      504,000        -            -

Net loss for the six
 months ended June 30,
 1998 (unaudited)             -       -       -       -          -            -           -        (494,287)
                       ----------- ------- ------- ------- ----------  -----------  ----------  -----------
Balance, June 30, 1997
 (unaudited)             6,420,390 $ 6,420    -       -    $  100,000  $ 2,632,333  $     -     $(2,616,879)
                       =========== ======= ======= ======= ==========  ===========  ==========  ===========


The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                           (A Development Stage Company)
                      Consolidated Statements of Cash Flows
[CAPTION]

                                                                                             From
                                   For the Three                 For the Six             Inception on
                                   Months Ended                  Months Ended               June 1,
                                     June 30,                      June 30,              1994 through
                                 ------------------            -------------------         June 30,
                                 1998          1997            1998           1997           1998
                              ----------    ----------      ----------     ----------    ------------
CASH FLOWS FROM OPERATING
  ACTIVITIES

Net (loss)                    $ (494,287)   $ (395,707)     $ (274,378)    $ (136,897)   $(2,616,879)
 Adjustments to reconcile
 net (loss) to net cash
 provided by operating
 activities:
   Depreciation and amortization  89,583        31,524          44,792         15,762        220,546
   Stock issued for services        -             -               -              -           630,085
   Loss on disposition of fixed
    assets                          -             -               -              -            57,889
Changes in operating assets and
 liabilities:
   (Increase) decrease in accounts
    receivable and inventory     (45,722)         -            (15,970)          -           (45,722)
   Increase (decrease) in deferred
    participation fees           531,400       340,000         350,000        120,000      1,854,164
   Increase (decrease) in accounts
    payable                       62,328         2,039          47,715          3,547        100,245
   (Increase)decrease in accrued
    expenses                         224        33,543             118          4,643        187,709
                              ----------    ----------      ----------     ----------    -----------
      Net Cash Provided By
       Operating Activities      143,526        11,399         152,277          7,055        388,037
                              ----------    ----------      ----------     ----------    -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES

 Payment of organization costs      -             -               -              -            (1,000)
 Purchase of fixed assets     (1,980,679)      (34,684)     (1,980,679        (12,586)    (3,221,329)
                              ----------    ----------      ----------     ----------    ------------
    Net Cash (Used) By
     Investing Activities     (1,980,679)      (34,684)     (1,980,679)       (12,586)    (3,222,329)
                              ----------    ----------      ----------     ----------    -----------
CASH FLOWS FROM FINANCING
  ACTIVITIES

 Common stock issued for cash    642,960          -            642,960           -           800,960
 Offering costs                     -             -               -              -          (119,123)
 Capital contributions              -           71,381            -            32,000        842,660
 Proceeds received on note
  payable-related              1,259,000          -          1,259,000           -         1,434,900
 Payments made on note
  payable-related                   -          (47,500)           -           (26,000)       (50,000)
                              ----------    ----------      ----------     ----------    ------------
    Net Cash Provided By
    Financing Activities      $1,901,960    $   23,881      $1,901,960     $    6,000    $ 2,909,397
                              ==========    ==========      ==========     ==========    ===========





The accompanying notes are an integral part of these consolidated financial statements.


                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                           (A Development Stage Company)
                 Consolidated Statements of Cash Flows (Continued)


                                   For the Three                 For the Six             Inception on
                                   Months Ended                  Months Ended               June 1,
                                     June 30,                      June 30,              1994 through
                                 ------------------            -------------------         June 30,
                                 1998          1997            1998           1997           1998
                              ----------    ----------      ----------     ----------    ------------
NET INCREASE (DECREASE)
 IN CASH                      $   64,807    $      596      $   73,558     $      469    $    75,105

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR             10,298           149           1,547            276           -
                              ----------    ----------      ----------     ----------    -----------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR               $   75,105    $      745      $   75,105     $      745    $    75,105
                              ==========    ==========      ==========     ==========    ===========

SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION

  Interest paid               $     -       $     -         $       -      $      -      $      -
  Income taxes paid           $     -       $     -         $       -      $      -      $      -

SCHEDULE OF NON-CASH
 FINANCING ACTIVITIES         $     -       $     -         $       -      $      -      $   630,085




The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                           (A Development Stage Company)
                  Notes to the Consolidated Financial Statements
                        June 30, 1998 and December 31, 1997

NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 1998 and for all periods presented have been made.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with general accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1997 audited consolidated financial statements. The results of operations for the periods ended June 30, 1998 and 1997 are not necessarily indicative of the operating results for the full year.

                       JONES, JENSEN & COMPANY, L.L.C.
              ---------------------------------------------------
                    CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
                    INDEPENDENT AUDITORS' REPORT
              ---------------------------------------------------

Board of Directors and Stockholders
Quill Industries, Inc. and Subsidiary
(Formerly Life Industries, Inc.)
Dallas, Texas


We have audited the accompanying consolidated balance sheets of Quill Industries, Inc. and Subsidiary (formerly Life Industries, Inc.) (a development stage company) as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quill industries, Inc. and Subsidiary (formerly Life Industries, Inc.) (a development stage company) as of December 31, 1997 and 1996 and the results of its operations, stockholders' equity (deficit) and its cash flows for the years ended December 31, 1997, 1996 and 1995 and from inception on June 1, 1994 through December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Jones, Jensen & Company

Salt Lake City, Utah
June 4, 1998

                      QUILL INDUSTRIES, INC. AND SUBSIDIARY
                         (Formerly Life Industries, Inc.)
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                     ASSETS
                                  ------------

                                                  December 31,
                                       ---------------------------------------
                                              1997                1996
CURRENT ASSETS                         ------------------   ------------------

  Cash                                 $           10,298   $              149
                                       ------------------   ------------------
     Total Current Assets                          10,298                  149
                                       ------------------   ------------------
FIXED ASSETS, net (Notes 2 and 4)               1,149,438              858,358
                                       ------------------   ------------------
OTHER ASSETS

   Organization costs, net                            350                  550
                                       ------------------   ------------------
       Total Other Assets                             350                  550
                                       ------------------   ------------------

       TOTAL ASSETS                    $        1,160,086   $          859,057
                                       ==================   ==================






The accompanying notes are an integral part of these consolidated financial statements.

                     QUILL INDUSTRIES, INC. AND SUBSIDIARY
                        (Formerly Life Industries, Inc.)
                         (A Development Stage Company)
                    Consolidated Balance Sheets (Continued)

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
               ----------------------------------------------

                                              December 31,
                                       ---------------------------------------
                                               1997              1996
CURRENT LIABILITIES                    ------------------   ------------------

 Accounts payable                      $           37,917   $          117,176
 Accrued expenses                                 187,485               95,208
 Due to related parties (Note 6)                  -                     15,900
 Current portion of note payable
  - related entity (Note 7)                       -                    160,000
                                       ------------------   ------------------
        Total Current Liabilities                 225,402              388,284
                                       ------------------   ------------------

DEFERRED INCOME (Note 8)                        1,322,764              986,030
                                       ------------------   ------------------
          TOTAL LIABILITIES                     1,548,166            1,374,314
                                       ------------------   ------------------

COMMITMENTS AND CONTINGENCIES (Notes 6)

STOCKHOLDERS' EQUITY (DEFICIT)

 Common stock, par value $0.001; 200,000,000 shares
  authorized; 6,420,390 and 3,500,000 shares issued
  and outstanding, respectively                     6,420                3,500
 Additional paid-in capital                     2,243,473              431,258
 Stock subscription receivable                   (504,000)                -
 Treasury stock                                   (11,381)            (11,381)
 Accumulated deficit                           (2,122,592)           (938,634)
                                       ------------------   ------------------

  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)           (388,080)           (515,257)
                                       ------------------   ------------------
  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY (DEFICIT)                    $        1,160,086   $          859,057
                                       ==================   ==================






The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                       Consolidated Statements of Operations
[CAPTION]

                                                                                       From
                                                                                   Inception on
                                                                                     June 1,
                                               For the Years Ended               1994 Through
                                                   December 31,                   December 31,
                           -----------------------------------------------------
                                 1997              1996              1995              1997
                            ---------------   ---------------   ---------------   ---------------
INCOME
  Bird sales                $         7,778   $     -           $   -             $         7,778
                            ---------------   ---------------   ---------------   ---------------
   Total Revenues                     7,778         -               -                       7,778
                            ---------------   ---------------   ---------------   ---------------
OPERATING EXPENSES

 Depreciation and amortization       79,767            10,077            37,733           130,963
 General and administrative         988,200           206,420           625,459         1,875,638
                            ---------------   ---------------   ---------------   ---------------
  Total Operating Expenses        1,067,967           216,497           663,192         2,006,601
                            ---------------   ---------------   ---------------   ---------------
 (Loss) From Operations          (1,067,189)         (216,497)         (663,192)      (1,998,823)

OTHER (EXPENSE)

 Interest expense                   (65,880)         -               -                   (65,880)
 Loss on fixed assets               (57,889)         -               -                   (57,889)
                            ---------------   ---------------   ---------------   ---------------

   Total Other (Expense)           (123,769)         -               -                  (123,769)
                            ---------------   ---------------   ---------------   ---------------
NET (LOSS) BEFORE INCOME
  TAXES                          (1,183,958)         (216,497)         (663,192)      (2,122,592)

INCOME TAXES                      -                  -                -                    -
                            ---------------   ---------------   ---------------   ---------------
NET (LOSS)                  $    (1,183,958)  $      (216,497)  $      (663,192)  $   (2,122,592)
                            ================  ================  ================  ===============
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING            4,307,407         3,500,000         3,500,000
                            ================  ================  ================
NET LOSS PER SHARE          $         (0.27)  $         (0.06)  $         (0.19)
                            ================  ================  ================



The accompanying notes are an integral part of these consolidated financial statements.

                      QUILL INDUSTRIES, INC. AND SUBSIDIARY
                        (Formerly Life Industries, Inc.)
                          (A Development Stage Company)
              Consolidated Statements of Stockholders' Equity (Deficit)
[CAPTION]

                                               Additional      Stock
                            Common Stock         Paid-in   Subscription   Treasury    Accumulated
                       ----------------------
                          Number       Amount      Capital    Receivable    Stock       Deficit
                       -----------  -----------  -----------  ----------  ----------  -----------
Inception on June 1, 1994     -     $       -    $      -     $     -     $     -      $     -

Contribution of capital
by shareholders          3,500,000        3,500     299,877         -           -            -

Net loss for the year
ended December 31, 1994       -             -           -           -           -        (58,945)
                       -----------  -----------  -----------  ----------  ----------  -----------
Balance, December 31,
        1994             3,500,000        3,500     299,877         -           -        (58,945)

Contribution of capital
by shareholders               -             -        60,000         -           -            -

Net loss for the year
ended December 31, 1995       -             -           -           -           -       (663,192)
                       -----------  -----------  -----------  ----------  ----------  -----------
Balance, December 31,
        1995             3,500,000        3,500     359,877         -           -       (722,173)

Contribution of capital
by shareholders               -             -        71,381         -           -            -

Net loss for the year
ended December 31, 1996       -             -           -           -           -       (216,497)
                       -----------  -----------  -----------  ----------  ----------  -----------
Balance, December 31,
        1996             3,500,000        3,500     431,258         -           -       (938,634)

Common stock issued for
the acquisition of
Quill Industries, Inc.      469,174         469     522,581         -       (11,381)         -

Common stock issued for
cash at approximately
$0.37 per share           1,791,000       1,791     660,209     (504,000)       -            -

Common stock issued for
services at approximately
$0.95 per share             660,216         660     629,425         -          -            -

Net loss for the year
ended December 31, 1997       -             -           -           -           -     (1,183,958)
                       -----------  -----------  -----------  ----------  ----------  -----------
Balance, December 31,
        1996             6,420,390  $    6,420   $ 2,243,473  $ (504,000) $ (11,381) $(2,122,592)
                       ===========  ===========  ===========  ==========  ==========  ===========



The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                      Consolidated Statements of Cash Flows
[CAPTION]

                                                                                       From
                                                                                   Inception on
                                                                                     June 1,
                                               For the Years Ended               1994 Through
                                                   December 31,                   December 31,
                           -----------------------------------------------------
                                 1997              1996              1995              1997
                            ---------------   ---------------   ---------------   ---------------
CASH FLOWS FROM OPERATING
  ACTIVITIES

 Net (loss)                 $    (1,183,958)  $      (216,497)  $   (663,192)    $    (2,122,592)
 Adjustments to reconcile
 net (loss) to net cash
 provided by operating
 activities:
   Depreciation and amortization     79,767            10,077         37,733              130,963
   Stock issued for services        630,085               -              -                630,085
   Loss on disposition of fixed
      assets                         57,889               -              -                 57,889
Changes in operating assets and
 liabilities:
   (Increase) decrease in accounts
    receivable                          -                 -          (125,184)          (135,300)
   Increase (decrease) in deferred
    participation fees              336,734           103,000         840,030           1,322,764
   Increase (decrease) in interest
    payable                           1,610               -              -                  1,610
   (Increase)decrease in hatch
    investment                          -             125,184        (125,184)               -
   Increase (decrease) in accounts
    payable                          34,065           (18,126)        114,431             151,241
   Increase (decrease) in accrued
    expenses                         78,777            55,618          39,590             173,985
                            ---------------   ---------------   ---------------   ---------------
      Net Cash Provided By
      Operating Activities           34,969            59,256          118,224            210,645
                            ---------------   ---------------   ---------------   ---------------
CASH FLOWS FROM INVESTING
  ACTIVITIES

 Payment of organization costs         -             -                   -                (1,000)
 Purchase of fixed assets          (432,980)         (286,337)        (256,643)       (1,206,784)
                            ---------------   ---------------   ---------------   ---------------
    Net Cash (Used) By
   Investing Activities            (432,980)         (286,337)        (256,643)       (1,207,784)
                            ---------------   ---------------   ---------------   ---------------

CASH FLOWS FROM FINANCING
  ACTIVITIES

 Common stock issued for cash       158,000          -                   -                158,000
 Offering costs                        -             -                   -              (119,123)
 Capital contributions              300,160            60,000            60,000           842,660
 Proceeds received on note
  payable-related                      -              166,733             3,940           175,900
 Payments made on note
  payable-related                   (50,000)         -                   -               (50,000)
                            ---------------   ---------------   ---------------   ---------------
    Net Cash Provided By
    Financing Activities    $       408,160   $       226,733   $        63,940   $     1,007,437
                            ---------------   ---------------   ---------------   ---------------

The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                 Consolidated Statements of Cash Flows (Continued)
[CAPTION]

                                                                                       From
                                                                                   Inception on
                                                                                     June 1,
                                               For the Years Ended               1994 Through
                                                   December 31,                   December 31,
                           -----------------------------------------------------
                                 1997              1996              1995              1997
                            ---------------   ---------------   ---------------   ---------------
NET INCREASE (DECREASE)
      IN CASH               $        10,149   $         (348)   $       (74,479) $         10,298

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                   149              497             74,976               -
                            ---------------   ---------------   ---------------   ---------------

CASH AND CASH EQUIVALENTS
 AT END OF YEAR             $        10,298   $          149    $           497   $        10,298
                            ===============   ===============   ===============   ===============

SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION

  Interest paid             $         -       $          -      $          -      $           -
  Income taxes paid         $         -       $          -      $          -      $           -


















The accompanying notes are an integral part of these consolidated financial statements.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                  Notes to the Consolidated Financial Statements
                            December 31, 1997 and 1996

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements presented are those of Quill Industries, Inc. (Formerly Life Industries, Inc.) (a development stage company) (the Company). The Company was incorporated in the State of Nevada on December 28, 1994 to carry on any lawful activity under the laws of Nevada. On August 26, 1997, Life Industries, Inc. changed its name to Quill Industries, Inc. prior to the merger with Quill Industries, Inc., the Company had been seeking to merger with an existing operating company.

Quill Industries, Inc. (premerger) (Quill) was incorporated in the State of Texas on June 27, 1997. The Company was incorporated for the sole purpose of acquiring Stone Ostrich Venture, LLC, which was in the business of breeding, raising and harvesting ostriches.

On July 22, 1997, Life Industries, Inc. and Quill Industries, Inc. completed an Agreement and Plan of Reorganization whereby the Company issued 3,500,000 shares of its common stock in exchange for all of the outstanding common stock of Quill. Immediately prior to the Agreement and Plan of Reorganization, the Company had 469,174 shares of common stock issued and outstanding.

The acquisition was accounted for as a recapitalization of Quill because the shareholders of Quill controlled the Company after the acquisition. Therefore, Quill is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of Quill in the exchange. The Company is the acquiring entity for legal purposes and Quill is the surviving entity for accounting purposes. On September 9, 1997, the shareholders of the Company authorized a reverse stock split of 1-for-100. All references to shares of common stock have been retroactively restated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

b. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

c. Uninsured Cash Balances

The Company's cash account at its bank is insured by the FDIC for up to $100,000.

d. Concentration Risks

The Company does not believe that it is subject to any other unusual risks beyond the normal risks attendant to operating its business.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                  Notes to the Consolidated Financial Statements
                            December 31, 1997 and 1996

e. Fixed Assets

The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation on property and equipment in provided on the MACRS method based on estimated useful lives of the assets as follows:

                                                Estimated
           Assets                              Useful Lives
          -------                              ------------

          Automobiles                             5 years
          Machinery and equipment                 7 years
          Hatchery equipment                      7 years

f. Income Taxes

As of December 31, 1997, the Company had a net operating loss carryforward for federal income tax purpose of approximately $2,100,000 that may be used in future years to offset taxable income. The net operating loss carryforward will begin to expire in 2012. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same account.

g. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - DEVELOPMENT STAGE AND GOING CONCERN

The activities of the Company has not yet produced significant revenues form operations. Accordingly, the Company is considered as still in the development stage with the accompanying financial statements reflecting the results of operations, changes in stockholders' equity (deficit) and cash flows for the period from inception on June 1, 1994 through December 31, 1997. In addition, the Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, shareholders of the Company have committed to meeting its operating expenses.

NOTE 4 - OSTRICHES

Included in fixed assets is the value associated with ostriches owned by the Company. The ostriches are located at various sites throughout the United States pursuant to Ranch Associate agreements wherein the ostriches are provided to the Ranch Associates to be raised and bred. The costs incurred by

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                  Notes to the Consolidated Financial Statements
                            December 31, 1997 and 1996


the Company associated with the purchase and raising of the ostriches have been capitalized in the accompanying financial statements at the lower of cost or market. At December 31, 1997 and 1996, the recorded value for the ostriches was $1,207,723 and $788,810, respectively. The cost of the ostriches will be depreciated using the straight-line method over a period of 10 years once they have started breeding.

                                                  December 31,
                                       ---------------------------------------
                                              1997                1996
                                       ------------------   ------------------

      Office equipment                 $           16,601   $           16,034
      Hatchery equipment                             -                 125,034
      Other equipment                              13,500                 -
      Ostriches                                 1,207,723              788,810
      Accumulated depreciation                    (88,386)            (71,520)
                                       ------------------   ------------------

        Balance                        $        1,149,438   $          858,358
                                       ==================   ==================

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Lease
-----
In July 1996, the Company entered into an agreement to lease office space located in Arlington, Texas. The term of the lease is for 36 months and provides for monthly lease payments of $1,600 from November 1996 through June 1997, increasing to $1,897 per month for the remaining term of the lease. The Company is also obligated to pay a monthly common are charge of #345 per month for the term of the lease.

Feed Allowance
--------------
The Company has entered into agreements with various ranchers in various parts of the United States to raise the breed ostriches. Eight of those agreements executed in 1994, provide for the Company to pay to those ranchers a feed allowance equal to $250 per breeder bird each year for up to four years not to exceed in any one year, 25% of the participation fee paid by the rancher at the time the agreement was signed. This feed allowance is to be paid annually and may be offset by any earned egg commissions paid to the rancher for fertile eggs produced and provided to the Company. The unpaid feed allowance has been accrued in the accompanying financial statements and totaled $169,700 and $112,700 at December 31, 1997 and 1996, respectively.

Litigation
----------
An officer of the Company has answered an interrogatory concerning a suit filed in Missouri against Stone Ostrich Ventures (SOV), an officer of SOV and the Company. The suit alleges that the plaintiff was defrauded in 1994 when SOV moved incubators from New York to Missouri. The Company has reduced its

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                  Notes to the Consolidated Financial Statements
                            December 31, 1997 and 1996



carrying value of the assets, which are subject of this issue, to zero. Management believes the risk of loss in excess of the basis of the assets written off to be remote.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has, from time to time, received funds from related parties. As of December 31, 1997 and 1996, $-0 and $15,900, respectively, was due as a result of these advances.

NOTE 7 - NOTE PAYABLE - RELATED PARTIES

                                                  December 31,
                                       ---------------------------------------
                                              1997                1996
                                       ------------------   ------------------
Note payable to an affiliated
company, 8% interest bearing note
payable on demand when adequate cash
flow exists                            $           -        $          160,000
                                       ------------------   ------------------
                                       $           -        $          160,000
                                       ==================   ==================

NOTE 8 - DEFERRED INCOME

The Company has entered into agreements with approximately 35 individual or entities designated as Ranching Associates. These agreements provide for the Company to provide to the Ranching Associate stock of ostriches that, once grown, will breed and provide eggs that the Ranch Associate can sell back to, or receive a commission, when the eggs are fertile and provided to the Company. The Ranch Associate may also have the opportunity to sell the ostriches once raised to maturity, for slaughter and share in the proceeds of the meat, hide and other revenue generated from the sale of the ostrich. At the time the agreement is signed, the Ranch Associate pays to the Company a Participation Fee, the amount of which is determined principally by the number of ostriches the Company commits to provide to the Ranch Associate. The Participation Fee is earned back by the Ranch Associate through the egg commissions and share of the proceeds from the sale of mature ostriches and other forms of payment the Ranch Associate may receive from the Company, including the feed allowance. The Company also provides various assistance and services to the Ranch Associates over the term of the agreements which has been determined to be 10 years. As of December 31, 1997 and 1996, the Company had not made significant payments to the Ranch Associates. Accordingly, the Company has reflected the Participation Fees for which the Ranch Associates have not received payment or been credited, as a deferral in the accompanying financial statements. These amounts totaled $1,322,764 and $986,0030 at December 31, 1997 and 1996, respectively.

                       QUILL INDUSTRIES, INC. AND SUBSIDIARY
                          (Formerly Life Industries, Inc.)
                           (A Development Stage Company)
                  Notes to the Consolidated Financial Statements
                            December 31, 1997 and 1996

NOTE 9 - SUBSEQUENT EVENTS

Acquisition #1
--------------
The Company acquired the assets of Ostrich Products America, LLC (OPA) in March of 1998. The purchase price was $1,000,000 of which $750,000 was paid in cash; 100,000 shares of the Company's series A convertible preferred stock were issued. The assets purchased include 33.345 acres of land, a slaughterhouse and equipment and vehicles.


Acquisition #2
--------------
In May 1998, the Company acquired the assets of Stariad Investments Limited (Yellow Rose Ranch). The purchase price was $1,000,000 and was paid by issuing a $1,000,000 convertible promissory note. The note is payable over a period of 3 years or convertible into 400,000 shares of the Company's common stock. The assets purchased include approximately 250 acres of ranch land, as well as the houses, barns and improvements associated therewith.

                                   PART III
                          ITEM 1. INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3.01       Articles of Incorporation of the Registrant and related
                    Amendments

2        3.02       Bylaws of the Registrant

3        4.01       Specimen Common Stock Certificate
         4.02       Specimen Preferred Stock Certificate
         4.03       Designation of Rights, Preferences, and Privileges for the
                    1998 Series A Convertible Preferred Stock

4        10.01      Agreement for Sale and Purchase of Assets between the
                    Registrant and Ostrich Products America, LLC, without exhibits
         10.02      Agreement for Sale and Purchase of Assets between the
                    Registrant and Stariad Investments Limited, without exhibits
         10.03      Form of Quill Senior Ranching and Ranching Associate
                    Contract
         10.04      Convertible Secured Promissory Note dated May 26, 1998
         10.05      Promissory Note between the Registrant and Philip R.
                    Lacerte dated May 1, 1998.

5        21         Subsidiaries of the Registrant

6        27         Financial Data Schedule

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

                                    QUILL INDUSTRIES, INC.


                                    By: /S/ Robert L. Matzig, President

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                    Title                           Date
---------                    -----                           ----

/S/ Robert L. Matzig         President, C.E.O., Director     August 21, 1998